Exhibit M

Schedule of Transactions in Shares

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 23, 2018.

Marcato International Master Fund Ltd.

Transaction Date	Transaction	Security	Options Exercised	Exercise Price
1/19/2018	Exercise	American Call Option	750,000(1)	$80.00

1. Represents Shares underlying American-style call options that were exercised by the counterparty thereto on January 19, 2018.